UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported) **October 18, 2005 (October 18, 2005)**

LᴀBARGE, INC.

(Exact name of registrant as specified in its charter)

DELAWARE	**001-05761**	**73-0574586**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

9900 Clayton Road, St. Louis, Missouri 63124
(Address of principal executive offices)   (Zip Code)

(314) 997-0800
Registrant's telephone number, including area code

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing Obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

( ) Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

( ) Soliciting material pursuant to Rule 425 under the Securities Act (17 CFT 240.14a-12)

( ) Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17CFT 240.14d-2(b))

( ) Pre-commencement communications pursuant to Rule 13e-4© under the Exchange Act (17CFR 240.13e-4(c))

FORM 8-K

Item 2.02   Results of Operations and Financial Condition

        On October 18, 2005, LaBarge, Inc. issued a press release announcing preliminary financial results for the fiscal 2006 first quarter, ended October 2, 2005. A copy of the press release is attached hereto and hereby incorporated by reference. The information in this Form 8-K shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), or otherwise subject to the liabilities of such section, nor shall such information be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act, except as shall be expressly set forth by specific reference in such a filing.

Item 9.01   Financial Statements and Exhibits
    (c)   Exhibits

99.1   Press release for LaBarge, Inc. announcing preliminary financial results for the fiscal 2006 first quarter, ended October 2, 2005, as presented in a press release of October 18, 2005.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

                    LaBarge, Inc.

                    (Registrant)

Date: October 18, 2005   By: /s/Donald H. Nonnenkamp

                    Donald H. Nonnenkamp
                    Vice President, Chief Financial
                    Officer and Secretary

Exhibit Index

Index Number	Description
99.1	Press release for LaBarge, Inc. announcing preliminary financial results for the fiscal 2006 first quarter, ended October 2, 2005, as presented in a press release of October 18, 2005..

NEWS UPDATE



Contact:
Colleen Clements
LaBarge, Inc.
314-997-0800, ext. 409
colleen.clements@labarge.com

<u>**FOR IMMEDIATE RELEASE**</u>

LaBARGE, INC. ANNOUNCES PRELIMINARY FIRST-QUARTER RESULTS

Company Estimates First-Quarter Sales of $39.6 million and Diluted EPS of $0.12 to $0.13

ST. LOUIS, October 18, 2005 . . . . . LaBarge, Inc. (AMEX: LB) today announced preliminary financial results for the fiscal 2006 first quarter, ended October 2, 2005, indicating it expects earnings to be consistent with the Company's previously announced guidance for the quarter.

For the fiscal 2006 first quarter, the Company estimates net sales will be approximately $39.6 million, compared with $43.6 million in the fiscal 2005 first quarter. Net earnings are expected to be $0.12 to $0.13 per diluted share, compared with $0.15 per diluted share in the comparable period a year ago. In its earlier guidance, the Company said it expected sales would be in the range of $41 million to $42 million, and diluted earnings per share would be $0.12 to $0.13 for the current year's first quarter. The Company noted that its profit margins improved during the first quarter, even though sales fell below its projections because of several customers rescheduling shipments originally planned for that time frame.

Financial Results and Conference Call Schedule

LaBarge indicated the timing of this preliminary announcement coincides with a presentation members of management will make to analysts and institutional investors today. The Company intends to provide further financial details about the first quarter, as well as update its guidance for the balance of the fiscal year, in its full earnings release, which it expects to issue before the market opens on November 3, 2005. The Company will host a conference call at 11:00 a.m. Eastern Time that day. The conference call will be webcast and interested parties may listen to a live audio broadcast and replay by accessing the Company's Web site at http://www.labarge.com and clicking on Investor Relations Calendar.

-more-

LaBarge, Inc. is a broad-based provider of electronics to technology-driven companies in diverse industrial markets. The Company provides its customers with sophisticated electronic products through contract design and manufacturing services. Headquartered in St. Louis, LaBarge has operations in Arkansas, Missouri, Oklahoma, Pennsylvania and Texas. The Company's Web site address is http://www.labarge.com .

Statements contained in this release relating to LaBarge, Inc. that are not historical facts are forward-looking statements within the meaning of the federal securities laws. Matters subject to forward-looking statements are subject to known and unknown risks and uncertainties, including economic, competitive and other factors that may cause LaBarge or its industry's actual results, levels of activity, performance and achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Important factors that could cause LaBarge's actual results to differ materially from those projected in, or inferred by, forward-looking statements are (but are not necessarily limited to) the following: the impact of increasing competition or deterioration of economic conditions in LaBarge's markets; cutbacks in defense spending by the U.S. Government; loss of one or more large customers; LaBarge's ability to replace completed and expired contracts on a timely basis; LaBarge's ability to integrate recently acquired businesses; the outcome of litigation LaBarge may be party to; increases in the cost of raw materials, labor and other resources necessary to operate LaBarge's business; the availability, amount, type and cost of financing for LaBarge and any changes to that financing; and other factors summarized in our reports filed from time to time with the Securities and Exchange Commission. Given these uncertainties, undue reliance should not be placed on the forward-looking statements. Unless otherwise required by law, LaBarge disclaims any obligation to update any forward-looking statements or to publicly announce any revisions thereto to reflect future events or developments.

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